UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Item 1.01. Entry Into a Material Definitive Agreement.

On August 14, 2019, Naked Brand Group Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) for the sale in a registered direct offering of 28,571,431 ordinary shares, no par value, of the Company (“Ordinary Shares”), at a purchase price of $0.07 per share (the “Cash Offering”).

Under the Securities Purchase Agreement, the Investors agreed to purchase all 28,571,431 of the Ordinary Shares offered in the Cash Offering. Each of the Investors also will receive, in a concurrent private placement, a warrant (a “Warrant”) to purchase up to 100% of the aggregate number of shares purchased by such Investor in the Cash Offering (the “Private Placement”).

The Securities Purchase Agreement contains customary representations and warranties and covenants of the Company and is subject to customary closing conditions. The Company also has agreed it will not issue, or enter into an agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares, or any securities which would entitle the holder thereof to acquire Ordinary Shares, until 90 days after the closing of the Cash Offering (or 30 days thereafter, in the case of any such securities that are “restricted securities” as defined under the securities laws), subject to certain exceptions. In addition, the Company has agreed to indemnify the Investors for liabilities arising out of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in the Securities Purchase Agreement or related documents or (ii) any action instituted against an Investor by any of the Company’s stockholders (other than stockholders who are affiliated with such Investor) with respect to the transactions contemplated by the Securities Purchase Agreement, subject to certain exceptions.

The Warrants will be immediately exercisable and will expire five and one-half years from the date of issuance. The Warrants have an exercise price per share equal to $0.07, and may be exercised on a cashless basis commencing six months after the closing of the Cash Offering. The exercise price and the number of Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) are subject to adjustment for stock dividends, stock splits, stock combinations, stock dividends and stock reclassifications. A holder of a Warrant also will be have certain rights to participate in rights offerings and pro rata distributions to the holders of the Ordinary Shares. If the Company completes certain fundamental transactions that entitle the Company’s shareholders to receive stock, securities or assets with respect to or in exchange for their Ordinary Shares, then upon any subsequent exercise of the Warrant, a holder of the Warrant will have the right to receive, in lieu of or in addition to, as the case may be, the Ordinary Shares then issuable upon exercise of the Warrant, the stock, securities or assets that would have been receivable if the Warrant had been exercised immediately before the fundamental transaction.

H.C. Wainwright & Co., LLC (“H.C. Wainwright”) acted as the placement agent for the Cash Offering and the Private Placement. The Company has agreed to pay H.C. Wainwright a cash fee in an amount equal to 8% of the aggregate proceeds of the Cash Offering and to issue to H.C. Wainwright or its designees warrants (the “Placement Agent Warrants”) to purchase a number of Ordinary Shares equal to 8% of the aggregate shares sold in the Cash Offering at an exercise price of $0.0875 per share (such shares, the “Placement Agent Warrant Shares”), in each case excluding sales to certain specified investors. The Placement Agent Warrants will be immediately exercisable and will expire five years from the effective date of the Cash Offering. The Company estimates that it will pay H.C. Wainwright an aggregate cash fee of $160,000 and will issue to H.C. Wainwright or its designees Placement Agent Warrants to purchase an aggregate of 2,285,714 Ordinary Shares. In addition, the Company has agreed to pay up to $40,000 of H.C. Wainwright’s expenses and $10,000 for the clearing expenses in connection with the Cash Offering.

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Simultaneously with execution of the Securities Purchase Agreement, the Company agreed to reduce the exercise price of the outstanding warrants (the “Outstanding Warrants”) held by certain of the Investors, effective as of the closing of the Cash Offering. The Outstanding Warrants consist of warrants to purchase up to 18,550,000 Ordinary Shares at an exercise price of $0.10 per share that expire in October 2021, June 2023 and July 2025. The Company has agreed to amend each of the Outstanding Warrants to reduce the exercise price to $0.07. The remaining terms of the Outstanding Warrants, including the expiration dates, will continue in effect.

On August 14, 2019, the Company also entered into subscription agreements (the “Subscription Agreements”) with certain of its suppliers (the “Suppliers”) for the sale in a registered direct offering of 57,142,857 Ordinary Shares at a price of $0.07 per share (the “Supplier Offering”). Under the Subscription Agreements, the Suppliers agreed to purchase all 57,142,857 of the Ordinary Shares offered in the Supplier Offering, with the purchase price to be paid through the cancellation of trade payables due to them and the establishment of prepayment credits in an aggregate amount equal to the purchase price. The Subscription Agreements contain customary representations and warranties and are subject to customary closing conditions.

The Company anticipates that the Cash Offering, the Private Placement and the Supplier Offering will close on or about August 19, 2019, subject to satisfaction or waiver of customary closing conditions. After deducting the placement agent’s fees and estimated expenses payable by the Company in connection with the offerings, the net cash proceeds to the Company are expected to be approximately $1.75 million (which does not include approximately $4.00 million in cancelled trade payables and prepayment credits in the Supplier Offering).

Each of the Cash Offering and the Supplier Offering are being made pursuant to a prospectus supplement dated August 14, 2019 and an accompanying base prospectus, which are part of the Company’s “shelf” Registration Statement on Form F-3 (File No. 333-232229), declared effective by the Securities and Exchange Commission on July 1, 2019. The Warrants, the Placement Agent Warrants, the Warrant Shares and the Placement Agent Warrant Shares are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) and are not being offered pursuant to the Registration Statement. The Warrants, the Placement Agent Warrants, the Warrant Shares and the Placement Agent Warrant Shares are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) thereunder.

Forms of the Warrant, Placement Agent Warrant, Securities Purchase Agreement and Subscription Agreement are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 4.1, 4.2, 10.1 and 10.2, respectively, and are incorporated herein by reference. The foregoing description of the Warrant, Placement Agent Warrant, Securities Purchase Agreement and Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits. A copy of the opinion of HWL Ebsworth Lawyers relating to the legality of the issuance and sale of the securities in the Cash Offering and the Supplier Offering is attached hereto as Exhibit 5.1.

The form of Securities Purchase Agreement and the form of Subscription Agreement have been included to provide investors and security holders with information regarding its terms. The form is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the form of Securities Purchase Agreement and the form of Subscription Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Securities Purchase Agreement and the Subscription Agreements, respectively, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the contracting parties.

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The information contained in Item 1.01 of this Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757 and 333-232229) and the prospectuses included therein.

Item 3.02. Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Report of Foreign Private Issuer on Form 6-K in relation to the Warrants, the Placement Agent Warrants, the Warrant Shares and the Placement Agent Warrant Shares is incorporated herein by reference.

Item 8.01. Other Events.

Attached as Exhibit 99.1 to this report is a press release dated August 15, 2019, issued by the Company, announcing the Cash Offering, the Private Placement and the Supplier Offering.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
4.1	Form of Warrant.
4.2	Form of Placement Agent Warrant.
5.1	Opinion of HWL Ebsworth Lawyers.
10.1	Form of Securities Purchase Agreement.
10.2	Form of Subscription Agreement.
99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 16, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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